THE VERONA FIRM PLLC	(813) 258-0852
P.O. Box 18191	brett@theveronafirm.com
Tampa, Florida 33679	TheVeronaFirm.com

August 6, 2024

Mr. Nicholas O’Leary

US Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

RE: EOS, Inc., Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023 File No. 000-55661

Mr. O’Leary:

Below please find our response to your questions and comments posed in your correspondence of July 24, 2024. We have revised the 10-K and will be uploading it accordingly.

1.   We note your disclosure that a portion of your operations are in Hong Kong, your management has members based in China and Hong Kong, and you have a principal distributor in Hong Kong. We also note that your recently filed 10-Q shows that 96% of your revenue is attributable to Hong Kong for the three months ended March 31, 2024. Please review the Division of Corporation Finance's December 20, 2021, guidance "Sample Letter to China-Based Companies" available at https://www.sec.gov/corpfin/sample-letter-china-based-companies and provide us with an analysis of whether you have the majority of your operations in China, which includes Hong Kong. If so, please update your disclosure to fully discuss the legal and operational risks associated with being a China-based company, or explain why such comments are not applicable to the company.

Response: We have revised the filing to include additional Risk Factors reflecting the fact of the company having significant business in Hong Kong and management in both Hong Kong and China.

2.   We note your response to comment 1. Please revise the document throughout to clarify which individual is your Chief Financial Officer and provide the associated disclosure. It is unclear when Mr. Zongjiang He became your Chief Financial Officer, however, we note you have not provided his information in Part III of the Form 10-K, and he did not sign the amended Form 10-K as your Principal Financial Officer. Please revise or advise.

Response: We have revised the filing to reflect Mr. Zongjiang He who is the Chief Financial Officer, and have provided his information in Part III of the revised filing.

Additionally, the address listed on pages 9 and 29 has been updated to correspond with the address otherwise listed.

If you have any questions, or need anything further, please do not hesitate to contact me.

Kind regards.

Brett Verona